Exhibit 99.3

Annual Information Form for the year ended December 31, 2013, dated March 14, 2014

[previously filed on SEDAR]

TELUS Corporation

Annual Information Form

for the year ended December 31, 2013

March 14, 2014

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	6
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	7
EMPLOYEE RELATIONS	17
RISK FACTORS	17
FOREIGN OWNERSHIP RESTRICTIONS	18
REGULATION	20
COMPETITION	22
DIVIDENDS DECLARED	22
CAPITAL STRUCTURE OF TELUS	23
RATINGS	25
MARKET FOR SECURITIES	28
DIRECTORS AND OFFICERS	31
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	35
INTERESTS OF EXPERT	35
AUDIT COMMITTEE	35
MATERIAL CONTRACTS	37
TRANSFER AGENT AND REGISTRAR	38
ADDITIONAL INFORMATION	38
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	39

Each section of the Management’s Discussion & Analysis for the fiscal year ended December 31, 2013 (MD&A) as well as the Management’s Discussion & Analysis for 2012 and 2011, that is referred to in this Annual Information Form (AIF) is incorporated herein by reference and filed on SEDAR at sedar.com. For greater certainty, notwithstanding references herein to the information circular, financial statements, the corporate social responsibility report and the telus.com website, these documents and website are not incorporated into this AIF.

In this AIF, unless otherwise stated, references to “TELUS”, “the Company”, “we”, “us” or “our” are to TELUS Corporation and all of its subsidiaries, except where it is clear that these terms mean only TELUS Corporation.

In this AIF, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. Forward-looking statements include, but are not limited to, statements relating to annual targets, outlook, updates to guidance, our multi-year dividend growth program, our multi-year share purchase programs, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, and reserve the right to change, at any time at our sole discretion, our current practice of updating annual targets and guidance. Our general outlook and assumptions for 2014 are described in Section 9 of the 2013 Annual MD&A.

Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from promotional activity from competitors and market conditions, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; ability to obtain and offer content across multiple devices on wireless and TV platforms at a reasonable cost; and competition for wireless spectrum.

•                  Regulatory approvals and developments including: the federal government’s stated intention to further increase wireless competition, reduce roaming costs on wireless networks in Canada and require further unbundling of TV channels; the Competition Bureau’s recommendation to the Canadian Radio-television and Telecommunications Commission (CRTC) that it should implement remedies to provide more favourable roaming access terms to entrant service providers; future spectrum auctions (including limitations on incumbent wireless providers, advantages provided to foreign participants and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC review of mandated wholesale services, including consideration of mandated competitor access to fibre-to-the-premise facilities; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; increased foreign control of certain AWS entrants; interpretation and application of tower sharing and roaming rules; conflicts between non-harmonized provincial consumer protection legislation and the new CRTC mandatory national Wireless Code (the Code), which came into effect on December 2, 2013; uncertainty around the outcome of the legal challenge to the retroactivity of the Wireless Code to contracts entered into between June 2012 and December 2, 2013; and a possible increase in or acceleration of costs of wireless customer acquisition and retention resulting from maximum two-year contracts required under the Code.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications, such as Skype; substitution to Wi-Fi services from wireless services; and OTT IP services that may displace TV and entertainment services.

•                  Technology including: subscriber demand for data that challenges wireless network and spectrum capacity, and service levels; reliance on systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the home, and wireless small cell deployment); reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; our spectrum deficiency in certain geographical areas and the need to obtain additional spectrum licences through auctions or from third parties; dependence of our rural LTE roll-out strategy on acquiring spectrum in the 700 MHz band in a cost efficient manner; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing and costs of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing and costs of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depends on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels, including potential outlays for spectrum licences in spectrum auctions or from third parties, due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, subscriber demand for data, new IDC initiatives, and the Industry Canada wireless spectrum auction for the 2,500-2,690 MHz bands currently expected in April 2015.

•                  Financing and debt requirements including ability to carry out re-financing activities.

•                  Ability to sustain dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete multi-year share purchase programs through 2016. These programs may be affected by factors such as regulatory and government decisions, competitive environment, reasonable economic performance in Canada, our earnings and free cash flow, and levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Directors’ (Board) assessment and determination based on the Company’s financial situation and outlook. Share purchase programs may be affected by the change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

•                  Human resource matters including recruitment, retention and appropriate training in a highly competitive industry.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively impacting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA) of $250 million by the end of 2015; business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security breaches, including data loss or theft; and real estate joint venture development risks.

•                  Tax matters including: tax law that may be subject to differing interpretation and the tax authority’s interpretation that may be different from ours; changes in tax laws including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats, epidemics and pandemics; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including ability to successfully defend class actions pending against us.

•                 Acquisitions or divestitures including ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realizing expected strategic benefits.

Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in this MD&A is incorporated by reference in this cautionary statement.

CORPORATE STRUCTURE

Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the B.C. Company Act) on October 26, 1998 under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the B.C. Company Act. On February 4, 2013, in accordance with the terms of a court approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis.

TELUS maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia (B.C.) and its executive office at Floor 8, 555 Robson Street, Vancouver, B.C.

Intercorporate relationships and TELUS subsidiaries

TELUS’ wireless and wireline businesses are primarily operated through TELUS Communications Company (TCC). TCC is a partnership organized under the laws of B.C. whose partners are TCI and TELE-MOBILE Company (TELE-MOBILE).

TELUS Communications Inc. (TCI), holding direct and indirect interests in TCC and TELE-MOBILE, is the only subsidiary which owned assets that constitute more than 10% of the consolidated assets of TELUS and that generated sales and operating revenues that exceed 10% of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2013. In addition, all of the assets, sales and operating revenues of TELUS’ other subsidiaries (other than TCI), together do not exceed 20% of our total consolidated assets and 20% of our total consolidated sales and operating revenues as at December 31, 2013.

The following organization chart sets forth the relationships between these subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership as at December 31, 2013.

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

Who we are

TELUS is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: internet protocol (IP); TV; hosting, managed information technology and cloud-based services; and healthcare solutions. In 2013, we generated $11.4 billion in revenue and had approximately 13.3 million subscriber connections. This included 7.8 million wireless subscribers, 3.3 million wireline network access lines, 1.4 million Internet subscribers and 815,000 TV subscribers.

We earn the majority of our revenue from access to, and the usage of, our telecommunications infrastructure, or from providing services and products that facilitate access to and usage of our infrastructure.

Organization

Our wireless and wireline businesses are integrated to leverage the convergence of technologies, to provide integrated solutions differentiating us from our competitors and to improve operating efficiency and effectiveness. Our operating segments regularly reported to our Chief Executive Officer (our chief operating decision-maker) are wireless and wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)) and whose operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. As we do not currently aggregate operating segments, our reportable segments are also wireless and wireline. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, distribution channels used and regulatory treatment. We offer our wireless and wireline services primarily through TCC.

A significant judgment we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered operating segments and reportable segments, notwithstanding the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations continue to converge, it may become impractical, if not impossible, to objectively distinguish between our wireless and wireline operations and cash flows; if sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business or discrete operating segments; rather, they could each become a group of similar products and services.

Our strategy

Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our growth strategy is to focus on our core telecommunications business in Canada supported by our international contact centre and outsourcing capabilities.

We developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. The six strategic imperatives are:

•                  Building national capabilities across data, IP, voice and wireless;

•                  Focusing relentlessly on growth markets of data, IP and wireless;

•                  Providing integrated solutions that differentiate TELUS from our competitors;

•                  Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on the core business;

•                  Investing in internal capabilities to build a high-performance culture and efficient operation; and

•                  Going to market as one team under a common brand, executing a single strategy.

A consistent focus on the strategic imperatives guides our actions and contributes to the achievement of our financial goals. See our discussion in MD&A Section 2.2 Strategic imperatives. To advance our long-term strategic initiatives and address near-term opportunities and challenges, we set new corporate priorities each year. See MD&A Section 3: Key performance drivers for our 2013 corporate priorities and progress, as well as our 2014 corporate priorities.

Business overview

Our principal markets, services and products and competition overview are described in MD&A Section 4.1 Principal markets addressed and competition. Further details related to competition can be found in MD&A Section 10.2. Competition.

Our assets and resources, including employees, brand and distribution methods, tangible properties (such as our telecommunications networks and network facilities), intangible properties (such as brand and wireless spectrum licences) and an overview of foreign operations are discussed in MD&A Section 4.2 Operational resources. Intellectual property, which we own or for which we have been granted the right to use, is an essential asset for TELUS.  Intellectual Property enables us to be known and recognized in the marketplace through our brand style, trade dress, domain names and trademarks.  It protects our know-how and innovative software, systems, processes and method of doing business through copyrights, patents and information treated as confidential.  It also helps us to increase our competitiveness by fostering an innovative work environment.  Each form of intellectual property is important to our success.  For instance, the TELUS brand plays a key role in product positioning and our company’s reputation.  It is the reason people choose us.  TELUS aims to maximize the value of TELUS’ intangible assets in the areas of innovation and invention by ensuring that they are adequately used, protected and valued.  Further information on recognized tangible and intangible properties can be found in MD&A Section 8.1 Critical accounting estimates.

Further details on our employees are provided below under Employee relations and further details on our wireless spectrum licences are provided below under Regulation - Radiocommunications authorizations and spectrum licences.

For revenue and other financial information on the two most recently completed financial years with respect to our wireless and wireline businesses, see MD&A Section 5.4 Wireless segment and Section 5.5 Wireline segment.

An overview of the Canadian economic environment and the telecommunications industry can be found in MD&A Section 1.2 The environment in which we operate and Section 9: General outlook and assumptions. Seasonal trends that have impacted us are described in MD&A Section 5.2 Summary of quarterly results, trends and fourth quarter recap.

We are committed to corporate social responsibility and achieving sustainable growth. Our environmental objectives, targets and performance are monitored and reported yearly through our corporate social responsibility report which is available at telus.com/csr.

We are also committed to our community and aim to give where we live by improving social outcomes for communities through the efforts of our eleven TELUS Community Boards in Canada and three international Community Boards, TELUS Community Ambassadors®; and programs such as TELUS’ Charitable Giving Program, the TELUS Day of Giving® and Dollars for Doers and fundraising grants. Details about our community investment program can be found in our 2013 Annual Report available at telus.com/annualreport.

Three-year history

During the three-year period ending on December 31, 2013, we continued to advance our national growth strategy, guided by our six strategic imperatives and our corporate priorities for those years.

Building national capabilities across data, IP, voice and wireless

In 2011, we substantially completed our wireline VDSL2 technology overlay following on a substantial completion of our ADSL2+ network in 2010. In 2012, we continued investing in our wireline broadband network to expand capacity and coverage, which reached approximately 2.4 million households in B.C., Alberta and Eastern Quebec at December 31, 2012.

We began construction of our wireless 4G LTE network in the second half of 2011 and launched LTE network service in 14 metropolitan areas across Canada in February 2012. By the end of 2012, coverage reached more than two-thirds of Canadians.

In 2013, we continued to invest in wireless capacity and network growth, while investments for urban deployment of 4G LTE declined after our extensive expansion in 2012. At the end of 2013, our LTE network covered more than 81% of Canada’s population across approximately 170 markets. Outside of LTE coverage areas, LTE devices we offer operate on our HSPA+ network, which covered 99% of Canada’s population at December 31, 2013.

In September 2013, we also began offering LTE wireless products and services in Northern Canada with launches in Whitehorse, Yukon and Yellowknife, Northwest Territories.

In January and February 2014, we participated in Industry Canada’s auction of 700 MHz spectrum licences. At the conclusion of the auction we were advised that we were, provisionally, the successful auction participant on 30 spectrum licences. The amount for our provisionally awarded 700 MHz spectrum licences was approximately $1.14 billion. In accordance with the auction terms, 20% was remitted to Industry Canada on March 5, 2014, with the balance due April 2, 2014; we expect to fund our provisionally awarded 700 MHz spectrum licences through a combination of issuance of TELUS Corporation commercial paper, credit facilities, the possible issuance of debt and cash on hand. Information on our long-term policy guideline for the net debt to EBITDA — excluding restructuring and other like costs ratio can be found in MD&A Section 7.5 Liquidity and capital resource measures. We do not have the right to commercially use the 30 spectrum licences until such time as Industry Canada reconfirms that we qualify as a radio communications carrier and that we comply with Canadian Ownership and Control rules.  Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography, as well as improving the quality of in-building coverage in urban areas. We also plan to participate in Industry Canada’s auction of spectrum in the 2,500-2,690 MHz bands currently expected to be in April 2015.

In 2013, we continued our broadband infrastructure expansion and upgrades, including connecting more businesses, homes and multi-dwelling units directly to fibre optic cable, and expanding rural broadband connections. These investments increase Internet speeds and the capacity to support TV, Internet and data service growth, as well as extending the reach of our healthcare solutions, and provide backhaul capability for expanding wireless services. At the end of 2013, our broadband HD coverage reached more than 2.7 million households in B.C., Alberta and Eastern Quebec.

We opened our newest technologically and environmentally advanced cloud computing Internet Data Centre (IDC) in Kamloops, B.C. in 2013 to enhance our ability to offer cloud-based services. The Kamloops facility and our Rimouski, Quebec facility, which opened in 2012, have been designed to Uptime Institute Tier III standards for reliability and security, and to the leadership in energy and environmental design (LEED) gold standard for sustainability. A modular design approach facilitates scalable expansion in the future. These new IDCs connect directly to our national IP network and interconnect with our existing data centres across the country, creating an advanced and regionally diverse computing infrastructure in Canada. In 2013, we closed two older, less efficient data centres after migration of services to these new facilities.

Focusing relentlessly on the growth markets of data, IP and wireless

In May 2011, we entered into a five-year contract extension with the Government of Ontario to provide, manage and supply a portfolio of telecommunications services, including information technology security.

In addition, in 2011, following a three-year request for proposal and negotiation process, we signed a 10-year agreement with the Government of B.C. to provide telecommunications and strategic services to the government and its public sector partners. We were the government’s previous service provider for many of these services. Under this agreement, in 2012 we extended wireless coverage along 455 km of primary and secondary highways in B.C. and upgraded 129 B.C. schools from legacy copper services to fibre optic Internet connections. By January 2014, we have extended wireless coverage along 880 km of primary and secondary highways in B.C. and upgraded 237 of 437 B.C. public schools from legacy copper to faster fibre-optic Internet connections.

In August 2012, we introduced prepaid services to the Koodo® brand for the first time, to complement existing Koodo postpaid offerings.

In 2013, we extended a contract to provide connectivity services to a major power supplier in Alberta.

TELUS has continued to develop its position and expand its footprint in the health care sector. We continued to drive improved patient experience through the delivery of patient pre- and post-care education and medical records management.  In 2013, TELUS had 1,600 team members, of which more than 100 are healthcare professionals, working on our health activities. TELUS is the number one provider of electronic medical records in Canada. Over 10,000 Canadian patients with a chronic disease have used our Remote Patient Monitoring technology. TELUS is a leader in Canada’s claims and benefits management sector, providing drug claims processing to over 12 million Canadians. Our eClaims solution supports point-of-care claims for more than 80% of the private insurance community across Canada. TELUS’ Pharma Space®, our platform that enables online prescription renewal, has registered approximately 170,000 Canadians.

Providing integrated solutions that differentiate TELUS from its competitors

In May 2011, we announced the TELUS Future Friendly® Office suite of products and services for small and medium businesses (SMB). The suite was built in collaboration with Cisco and features Cisco Unified Communications technology that is built for companies with fewer than 100 employees. The Future Friendly Office includes TELUS-

supported Cisco office systems linked to TELUS wireless and wireline network services, and is available across Canada. In October 2011, we introduced the TELUS Business Freedom™ bundle of wireless and wireline telecommunication services for SMBs in B.C. and Alberta. Two flexible packages are offered that include anytime device upgrades and changes to services, as well as 24/7 technical support and one bill. Business Anywhere™ is a solution for businesses with mobile employees who need to communicate outside the office. Business Select™ is a solution for businesses that primarily operate in a single location or have minimal mobility requirements. In November 2011, TELUS launched a new self-serve website where SMBs can shop for wireless services.

In June 2011, we reduced international wireless roaming rates for our customers with the introduction of Clear and Simple international travel pricing. Separate bundles and passes are no longer required to access the lower rates, making it easy for our customers to use wireless services overseas. This was made possible by working with carriers around the world to negotiate reduced roaming rates.

In November 2012, we stopped charging activation and renewal fees for wireless subscribers. Partially in place of the activation or renewal fee, we began charging subscribers $10 if they required a SIM card, which charge was previously included in the activation or renewal fee. Our clients are now realizing net activation or renewal savings even when a SIM card is required.

Also in 2012, we introduced TELUS Managed Mobility Services powered by Vox Mobile — a service offering that manages an enterprise’s mobile infrastructure and devices from procurement to payment and leverages a growing trend among businesses to adopt “bring your own device” policies for their employees. TELUS Managed Mobility Services offer enterprises a series of six individual, yet integrated, service modules that provide an end-to-end service option for managing wireless devices from multiple carriers on multiple platforms.

Continuing with our long-standing Clear and Simple approach to wireless pricing and putting our customers first, we introduced our new two-year TELUS SharePlus plans, effective July 30, 2013. Research and customer feedback indicated that consumers want unlimited Canada-wide talk and text, and the capability to share data among family members and devices. As a result, we added unlimited nationwide talk and text to the new plans, as well as data plans that are shareable among multiple devices in the same household. Customers can simply select an unlimited talk and text plan for their device(s), and then add a data plan that is shareable across all devices on the account, including tablets.

In October 2013, we launched TELUS Link™ our next generation of push-to-talk (PTT) service over our 4G LTE and HSPA networks and Wi-Fi. TELUS Link provides direct-connect, instant voice communication with an individual or a team, as well as standard wireless voice and data service, enabling members of a work team to connect in less than one second. Customers can also roam in the U.S. and around the world with enhanced PTT over Wi-Fi. TELUS Link is Canada’s only PTT service over Wi-Fi and is a natural evolution of Mike® service, which we currently operate on our iDEN network. With the launch of TELUS Link, we have ceased marketing our Mike service and will be turning it down over the next year as we migrate our Mike customers to the new service.

However, we will continue to maintain our iDEN network to support our Mike private radio customers for the foreseeable future.

We launched Optik TV™ services in B.C. and Alberta in mid-2010, and in Eastern Quebec in April 2011. Optik TV is based on the Ericsson Mediaroom platform. In 2011 we expanded the South Asian channel line-up and added a Facebook application enabling customers to view and use Facebook while watching TV. In 2012, we further expanded Optik TV to over 550 channels, including more than 135 HD channels and 50 commercial-free music channels. We expanded the selection of commercial-free TV On Demand shows and movies for Optik on the go, providing customers with the capability to view these programs on their mobile devices, tablets and laptops on 4G LTE wireless network or Wi-Fi. When our customers travel outside of our 4G LTE network coverage area, the service moves seamlessly onto our existing 4G HSPA+ network.

In 2012, we also introduced a number of applications (apps), including: the free Optik Smart Remote app that Optik TV customers can download to their mobile phones or tablets, allowing customers to navigate the interactive program guide on the mobile device without interrupting the show they are watching on the TV; Multi-View on Optik TV, which allows customers to watch up to four channels at once on the same screen; The Weather Network app on Optik TV, which allows users to check weather at any time; capability to control both live and recorded TV with hand gestures and voice commands with the addition of an Xbox 360 Kinect sensor for our customers who use an Xbox 360 as their set-top box; and a free Twitter app that provides access to Twitter features and content while watching Optik TV. In addition, in March 2013, we launched TED app Optik TV, which allows users on-demand access to a well-respected series of lectures from world renowned speakers.

At December 31, 2013, Optik TV supported more than 650 channels, including 188 high-definition (HD) TV channels and 74 Galaxie music channels, while Optik on the go provided access to thousands of on-demand shows and movies on smartphones, tablets and laptop computers, whether at home or on the move. In the fourth quarter of 2013, we enhanced our Optik on the go service by launching live TV on smartphones and tablets to complement the library of over 5,000 video-on-demand selections already available on this mobile and PC platform. Some other examples of new features and capabilities we added to Optik TV include:

•                  The Galaxie music app, announced by TELUS and Galaxie Music, which is included with all Optik TV service and available free of charge on smartphones for Optik TV subscribers;

•                  The Optik Smart Remote app for Android devices, which complements the app already available on Apple devices. Optik Smart Remote enables customers to surf TV, set and manage recordings while on the go, and browse content on their device instead of using the traditional guide on the TV screen;

•                  The reorganization of Optik TV channels, which groups them into categories, such as major networks, news, sports and entertainment, and allows customers to easily and quickly surf within their favourite category. The reorganization has also created room for more channels in the future; and

•                  The wireless digital box for Optik TV subscribers, which allows customers to move their TV within the home, or yard, without the need to plug it into a digital box.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

In 2011, we announced that we are partnering in a residential, retail and commercial real estate redevelopment project in downtown Vancouver, TELUS Garden, which will transform a city block that includes our current national executive offices. The project features a 46-storey residential condominium tower and a 22-storey office tower, as well as renovations to TELUS’ current downtown offices to provide leasable office and retail space. The commercial and residential buildings are being built to LEED platinum and gold standards, respectively, and incorporate green initiatives. See MD&A Section 7.11 Transactions between related parties for additional information.

In July 2013, we announced that we are partnering as equals, with two arm’s-length parties, in a residential, retail and commercial real estate redevelopment project in downtown Calgary, named TELUS Sky, one of which is also the TELUS Garden arm’s length partner. The building will be constructed to LEED platinum standards. Pending zoning and development permit approval, construction is currently expected to begin in the fall of 2014 and be completed by the end of 2017. A significant proportion of our investment will come from contributions of our existing real estate holdings, coupled with project debt. We plan to lease office space in the new jointly-owned mixed-use tower and vacate leased space in TELUS House Calgary upon completion of the new development. This project is another opportunity for us to monetize a portion of our real estate holdings. See MD&A Section 7.11 Transactions between related parties for additional information.

In 2012, we made several small business acquisitions and related investments complementary to our existing lines of business. These included two acquisitions that enhanced our capabilities in respect of cloud-based electronic medical records (EMR) solutions; investments to expand the number of international business process outsourcing call centre operations to provide geographic and language diversity, and to obtain new business customers; and the acquisition of additional TELUS-branded wireless dealership businesses to ensure we provide a focused and consistent customer experience, as well as enhance distribution of wireless and wireline products across Western Canada.

In 2013, consistent with our corporate priority to elevate TELUS’ leadership position in healthcare information and to expand the reach of TELUS Health in the first line of care, providing EMR solutions to physicians across Canada, we completed the acquisition of PS Suite EMR, the EMR business operated by MD Practice Software LP, a member of the MD Physician Services Group (a subsidiary of the Canadian Medical Association).  In March 2014, we acquired Med Access Inc., a leading company based in Kelowna, B.C. providing EMR services to 2,000 specialty and general practice physicians in B.C., Alberta, Saskatchewan, Manitoba, and Ontario. We made these acquisitions to expand the reach of TELUS Health in the first line of care, providing EMR solutions to physicians across Canada. These acquisitions and previous acquisitions of EMR providers, coupled with organic growth, have positioned TELUS Health as the largest EMR provider in Canada. TELUS Health provides solutions to all major stakeholders in the healthcare system, including hospitals, pharmacies and extended healthcare providers, such as physiotherapists and chiropractors.

In early 2013, we acquired Digital WYZDOM Inc. and Digital WYZDOM Forensics Inc. (collectively, Digital WYZDOM), which have specialist capabilities in digital forensics,

network security, e-discovery, intellectual property and fraud advisory services that are complementary to our existing security solutions portfolio. These acquisitions enable us to offer end-to-end security and forensics services to help customers identify security risks and proactively respond to potential threats. The digital forensics industry is growing rapidly as a result of increased digitization of all aspects of business, government and personal records.

On November 29, 2013, we acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets, which was amalgamated with TCI on January 1, 2014. In addition, since 2011, we have also acquired TELUS-branded wireless dealership businesses to ensure we provide a focused and consistent customer experience.

Investing in internal capabilities to build a high-performance culture and efficient operation

In 2011, approximately 1,600 senior leaders and management staff interacted for a day with front-line team members. Initiatives identified and implemented, such as improved interactive voice systems and more flexible installation times, are leading to quality of service improvements for our customers. In 2012, we collected more than 1,000 improvement ideas from team members from all levels of TELUS as part of an extensive fair process exercise. The insights gained led to the development of four customer commitments that underpin our internal goals and corporate priorities and help us deliver an elevated experience to our customers are:

•                  We take ownership of every customer experience;

•                  We work as a team to deliver on our promises;

•                  We learn from customer feedback and take action to get better, every day; and

•                  We are friendly, helpful and thoughtful.

See Going to the market as one team for developments in 2013.

Annually, we conduct team member Pulsecheck engagement surveys, administered by Aon Hewitt, to gather confidential team member feedback about TELUS as a place to work, in order to measure our progress in establishing a high performance culture at TELUS. Following each survey, business units and departments use their Pulsecheck results to review their current action plans and prioritize their continuing actions. In 2013, our employee engagement score increased by three percentage points to 83%, following a 10 percentage point increase in 2012. Significant increases in employee engagement in each of the last three years have helped us focus on putting customers first.

In addition, we have incurred incremental, non-recurring restructuring and other like costs with the objectives of improving our operating efficiency and effectiveness and to address the declining profitability in certain areas of our business.

Going to market as one team under a common brand, executing a single strategy

Our top corporate priority since 2010 and for the foreseeable future is putting customers first as we strive to consistently deliver exceptional client experiences and win the hearts and minds of Canadians on our journey to become the most recommended company in the markets we serve for our products and services.

By the end of November 2013, we achieved satisfactory completion of the requirements of the CRTC’s Wireless Code, which came into effect on December 2, 2013. We support the Code, and have been the leader in adopting many of its customer-friendly provisions long before the Code was drafted. Some of the customer-friendly initiatives we introduced include: the elimination of extra fees for system access and carrier 911 services on all our Clear & Simple rate plans (2009); anytime upgrades, removing cancellation fees in favour of a simple device balance (2010); notifications for data usage in Canada and while roaming abroad to increase awareness of costs (2010); easy and inexpensive device unlocking after 90 days (2011); clear, simple and plain language service terms (2011); and the elimination of device activation fees for new and renewing customers (2012).

To fully align with the Code, we made several modifications to policies and procedures. We implemented domestic and international data blocks and notifications at $50 and $100, respectively, to help customers control their data usage and complement our industry-leading notifications capability. In the summer of 2013, we introduced two-year pricing plans. These plans offer data sharing and unlimited nationwide talk and text and enable customers to upgrade to a new device after two years instead of three.

In addition, in 2013 we launched Canada’s first network experience mobile application, which enables customers to help us address coverage opportunities, and we have introduced travel roaming packages.

To help reduce theft of wireless devices, we worked with the Canadian Wireless Telecommunications Association (CWTA) and its wireless carrier members to implement a blacklist of wireless devices that have been reported lost or stolen. Effective September 30, 2013, the authorization of any GSM (Global System for Mobile communications), HSPA, HSPA+ or LTE wireless device on any participating Canadian carrier’s network will include the verification of the IMEI (international mobile equipment identity) number of the device to ensure it has not been reported as lost or stolen on that network or any other participating Canadian network. The blacklist will also include devices reported lost or stolen by U.S. carriers that are connected to the GSM Association IMEI database. In addition, Canadians who purchase a wireless device from a private source can use a convenient tool on ProtectYourData.ca to check if the IMEI number of the device has been reported lost or stolen.

Our customers first initiatives have contributed to a substantial decline in the number of complaints submitted to the Commissioner for Complaints for Telecommunications Services for the second consecutive year. Complaints related to TELUS decreased by 27% in 2013, while, in contrast, complaints increased by 26% for the telecommunications industry as a whole.

For information on collective agreements, see Employee relations.

For information on our 2013 normal course issuer bid, see Capital Structure of TELUS.

For additional details on 2013 developments and other events or conditions that influenced our general development, see the MD&A Section 2.2 Strategic imperatives, as well as progress on our corporate priorities in MD&A Section 3: Key performance drivers. For a discussion of changes in our business expected in 2014, see MD&A Section 9: General outlook and assumptions.

For a review of the events and conditions that influenced our general development during 2011 and 2012, and how our business developed over those two years, see the 2011 and 2012 Management’s Discussion & Analysis, Section 1.2 Canadian economy and telecommunications industry (2011), Section 1.2 Canada’s economy and telecommunications industry (2012), Section 2.2 Strategic imperatives, as well as progress on our corporate priorities for the relevant year in Section 3: Key performance drivers.

EMPLOYEE RELATIONS

As at December 31, 2013, we employed approximately 43,400 employees, including approximately 14,950 employees in TELUS International located outside of Canada. Approximately 12,500 of our employees are represented by a trade union and covered by a collective agreement.

We are signatories to five collective agreements. The largest agreement is with the Telecommunications Workers Union (TWU), covering approximately 10,925 clerical, operator services and technical employees in the wireless and wireline segments across Canada. The current collective agreement with the TWU came into effect on June 9, 2011 and expires on December 31, 2015. In Quebec, in addition to employees covered by the TWU agreement, there are approximately 1,515 employees in the wireline segment covered by two collective agreements with two other unions. The agreement with the Syndicat Québécois des employés de TELUS (SQET) which covers approximately 885 trades, clerical and operator services employees came into effect on August 5, 2010 and expires on December 31, 2014. Negotiations for renewal of this collective agreement are expected to commence in the fall of 2014. The second wireline agreement with the Syndicat des agents de maîtrise de TELUS (SAMT) that currently covers approximately 630 professional and supervisory employees came into effect on December 6, 2012 and expires on March 31, 2017. The SAMT also represents a small number of employees in the wireless segment under a separate collective agreement.

Our subsidiary, TELUS Sourcing Solutions Inc., is a signatory to a collective agreement with the B.C. Government and Services Employees’ Union (BCGEU) which covers approximately 60 employees. That agreement came into effect on May 1, 2013 and expires on April 30, 2016.

RISK FACTORS

The risk factors in MD&A Section 10 Risks and risk management are hereby incorporated by reference.

FOREIGN OWNERSHIP RESTRICTIONS

Certain subsidiaries of TELUS Corporation (TELUS) or partnerships in which TELUS has a controlling interest, are Canadian carriers, holders of radio authorizations or spectrum licences, and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act), the Radiocommunication Act (Canada) (Radiocommunication Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier is considered to be Canadian-owned and controlled as long as: (a) not less than 80% of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80% of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians. Substantially the same rules apply under the Radiocommunication Act and the Broadcasting Act. TELUS has filed with the CRTC the requisite documentation affirming TCC’s status as a Canadian carrier. We further intend that TCC will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act further provide that in order for a company that holds shares in a carrier to be considered Canadian, not less than 66-2/3% of the issued and outstanding voting shares of that company must be owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. Accordingly, not less than 66-2/3% of the issued and outstanding voting shares of TELUS must be owned by Canadians and we must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3% of the issued and outstanding Common Shares of TELUS and TELUS is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things:

(i)            a Canadian citizen who is ordinarily resident in Canada;

(ii)           a permanent resident of Canada who is ordinarily resident in Canada and has been so for more than one year after the date he or she was eligible to apply for Canadian citizenship;

(iii)          a corporation with not less than 66-2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or

(iv)          a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

The Ownership and Control Regulations provide Canadian carriers and carrier holding companies, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares. Under the Ownership and Control Regulations, such companies may restrict the issue, transfer, ownership and voting of shares, if necessary, to ensure that they and their subsidiaries remain qualified under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in such regulations:

(i)            refuse to accept any subscription for any voting shares;

(ii)           refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)          suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

(iv)          sell, repurchase or redeem any voting shares.

To ensure that TELUS remains Canadian and that any subsidiary of TELUS, including TCC, is and continues to be eligible to operate as a telecommunication common carrier under the Telecommunications Act, to be issued radio authorizations or radio licences as a radiocommunications carrier under the Radiocommunication Act, or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into TELUS’ Articles permitting its directors to make determinations to effect any of the foregoing actions.

The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications carriers that hold less than a 10% share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10% share of total Canadian telecommunications services revenues. These changes represent a first step towards liberalizing foreign ownership limits by the federal government. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged.

See MD&A Section 10.4 Regulatory matters for further details related to regulation generally and specifically in relation to restrictions on foreign ownership and changes to restrictions on foreign ownership for small common carriers.

REGULATION

General

The provision of telecommunications services and broadcasting services in Canada is regulated by the CRTC pursuant to the Telecommunications Act and the Broadcasting Act, respectively. In addition, the provision of cellular and other wireless services using radio spectrum is also subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act.

The Telecommunications Act gives the CRTC the power to regulate the provision of telecommunications services, and to forbear from regulating (e.g. not subject to rate regulation) certain services or classes of services if they are subject to a degree of competition which is sufficient to protect the interests of customers. However, forbearance may be partial and conditional, and for example, even when the CRTC forbears from price regulation in respect of a service, it can continue to regulate these services in other respects, such as for the purposes of ensuring network access and interconnection.

See MD&A Section 10.4 Regulatory matters for further details related to regulation generally and specifically in relation to regulatory developments that could have a material impact on TELUS’ operating procedures, costs and revenues.

Regulation of wireless services

The use of radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act. Wireless telecommunications services depend on the use of radio frequencies. Economic regulation of wireless services falls under CRTC jurisdiction and wireless services generally have been subject to regulatory forbearance.

The Minister of Industry has the authority to suspend or revoke radio authorizations if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations or, on giving written notice of suspension or revocation to the holder, without having to give the holder an opportunity to make representations where the holder has failed to comply with a request to pay fees or interest due. Licence revocation is rare; licences are usually renewed upon expiration. See MD&A Section 10.4 Regulatory matters for further details related to regulation generally and specifically in relation to radiocommunication authorizations and spectrum licences regulated by Industry Canada.

In the Federal Budget released on February 11, 2014, the federal government announced a proposal to amend the Telecommunications Act to cap wholesale wireless roaming rates to prevent wireless providers from charging other companies more than they charge their own customers for mobile voice, data and text services.  This measure will be in place until the CRTC concludes its investigation on whether the wholesale mobile wireless market is sufficiently competitive and makes a decision on roaming rates.  The CRTC review will also examine tower and network sharing arrangements.  The review will include an oral hearing at the end of September 2014 with a decision expected in Q1 2015.

The federal government also announced proposed amendments to the Telecommunications Act and the Radiocommunication Act to provide the CRTC and Industry Canada with the power to impose administrative monetary penalties on companies that violate established rules such as the Code and rules related to the deployment of spectrum, services to rural areas and tower sharing.

Radiocommunications authorizations and spectrum licences

TELUS subsidiaries hold radiocommunication spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed, including for 1.9 GHz personal communications services (PCS) spectrum throughout Canada, 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and Eastern Québec. TELUS also was successful in obtaining AWS spectrum licences for an average of approximately 16 MHz covering a national footprint in the Industry Canada spectrum auction in 2008. In addition, TELUS holds various radio spectrum licences in the 2.3 GHz, 3.5 GHz and 24/38 GHz bands throughout Canada, as well as other spectrum licences used for the provision of paging and other miscellaneous wireless services.

On March 14, 2011, Industry Canada released its decision concerning the Renewal Process for Cellular and PCS Spectrum Licences. This decision confirmed that where all conditions of licence for the current PCS/cellular licences have been met, licensees will be eligible to be issued a new licence for a 20-year term. This decision also determined that annual fees for these licences, including those spectrum licences from the 2001 PCS spectrum auction expiring in the 2011 timeframe, will be frozen at current rates.

The Industry Canada auction for spectrum in the 700 MHz band was completed in February 2014 with TELUS acquiring a national average of 16.6 MHz of spectrum for $1.14 billion. On January 10, 2014, Industry Canada announced that the spectrum auction in the 2500-2690 MHz band will begin on April 14, 2015. The government capped the amount of 2500-2690 MHz spectrum any individual bidder can acquire at 40 MHz. TELUS looks forward to participating in the 2500-2690 MHz auction and is fully committed to meeting all of the auction and subsequent licence conditions.

See MD&A Section 10.4 Regulatory matters for further details related to regulation generally and specifically in relation to future availability and cost of wireless spectrum and radiocommunication authorizations and spectrum licences regulated by Industry Canada.

Broadcasting services

TCC holds Class 1 Regional broadcasting distribution licences to serve areas in each of B.C., Alberta and Québec. TCC also holds a national licence to operate a video-on-demand programming service. TCC has recently applied for a broadcasting licence to operate a national terrestrial pay-per-view service. The CRTC has announced that the application will be considered as a non-appearing item at a CRTC hearing scheduled for April 8, 2014 as indicated in Broadcasting Notice of Consultation CRTC 2014-26.

See MD&A Section 10.4 Regulatory matters for further details related to regulation generally and specifically in relation to TELUS’ broadcasting distribution undertakings and the CRTC’s review of vertical integration in the broadcasting industry to address the potential for anti-competitive behaviour by vertically integrated companies which own interests in both broadcasting distribution services and programming services.

COMPETITION

We expect continued strong competition in the wireline and wireless businesses in all principal markets and geographic areas. See MD&A Section 4.1 Principal markets addressed and competition for a summary of the competitive environment in each of our principal markets and geographic areas. Also refer to MD&A Section 10.2 Competition for further details on the risks associated with such competitive environment and Section 9: General outlook and assumptions for an assessment of our competitive position as it relates to the telecommunications industry generally and specifically as it relates to the wireless and wireline industries.

DIVIDENDS DECLARED

The dividends per equity share(1) declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2013, are shown below:

Quarter ended (2)(3)	2013	2012	2011
March 31	$0.320	$0.290	$0.2625
June 30	$0.340	$0.305	$0.275
September 30	$0.340	$0.305	$0.275
December 31	$0.360	$0.320	$0.290
Total	$1.360	$1.220	$1.1025

(1)   Equity shares: Common Shares, and prior to February 4, 2013, common shares and non-voting shares.

(2)   Paid on or about the first business day of the next month.

(3)   Adjusted for two-for-one share split effective April 16, 2013.

Our shareholders received a total of $1.36 per share in declared dividends in 2013, adjusted for the subdivision of our Common Shares that occurred on a two-for-one basis effective April 16, 2013, an increase of 11.5% from 2012. Our Board of Directors reviews the dividend rate quarterly. Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio. On February 12, 2014, a first quarter dividend of 36 cents per share was declared, payable on April 1, 2014 to shareholders of record at the close of business on March 11, 2014. The first quarter dividend for 2014, reflects an increase of 12.5% from the 32 cent per share dividend paid in April 2013, consistent with our dividend growth program.

We first announced our dividend growth program in May 2011. In May 2013, we announced plans to extend our dividend growth program for another three years through 2016. Subject to the Board of Directors’ assessment and determination based on the Company’s financial situation and outlook, TELUS plans to continue with two dividend increases per year to 2016, normally announced in May and November, and is targeting the increase to be circa 10% annually. There can be no assurance that TELUS will maintain its dividend growth program through to 2016, as this program may be affected by factors such as regulatory and government decisions; competitive environment; reasonable economic performance in Canada; our earnings, free cash flow, and levels of capital expenditures; and spectrum licenses purchases. Further, the dividend increase target is not necessarily indicative of dividends beyond 2016. The Board of Directors has set a long-term dividend payout ratio guideline of 65% to 75% of sustainable net earnings on a prospective basis.

CAPITAL STRUCTURE OF TELUS

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into: (1) 2,000,000,000 Common Shares without par value; (2) 1,000,000,000 First Preferred shares without par value, issuable in series and; (3) 1,000,000,000 Second Preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The replacement of our dual share class structure with a single class of issued and outstanding voting securities became effective February 4, 2013 pursuant to a plan of Arrangement under the provision of Division 5 of Part 9 of the Business Corporations Act (British Columbia). Consistent with TELUS’ move to a single class share structure, at the 2013 annual and special meeting, shareholders approved alterations to the Notice of Articles and the Articles of TELUS to eliminate the class of Non-Voting Shares and increase the maximum number of Common Shares that the Company is authorized to issue from 1,000,000,000 to 2,000,000,000, in order to keep the aggregate number of equity shares authorized for issuance the same, and changes to the Company’s Articles to, among other things, reflect the elimination of the Non-Voting Shares.

Shareholders also approved amendments to modernize the Articles, address statutory and regulatory changes since the Articles were last altered in 2005 and reflect best practice.

Also, a subdivision of the issued and outstanding Common Shares on a two-for-one basis was effected April 16, 2013.

On September 24, 2013, we successfully completed our 2013 normal course issuer bid (NCIB), purchasing 31.2 million Common Shares, or 4.8% of the outstanding shares prior to commencement of the NCIB, for an average price of $32.07, and returning $1.0 billion to our shareholders. On December 12, 2013, the TSX approved our NCIB to purchase and cancel up to 16 million of our Common Shares for up to $500 million in 2014. Such purchases will be made through the facilities of the TSX, the NYSE and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations during the period of January 2, 2014 to December 31, 2014.

TELUS Common Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares are entitled to participate with respect to the payment of dividends as declared by the Board of Directors and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held. Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation,

rights, privileges, restrictions and conditions which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The First Preferred shares rank prior to the Second Preferred shares and Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

TELUS shareholder rights plan

We first adopted a shareholder rights plan in March 2000, which expired on March 20, 2010. The TELUS Board of Directors adopted a substantially similar shareholder rights plan (Rights Plan) on March 12, 2010 (Effective Date), which was ratified by shareholders of both share classes at the May 2010 annual and special meeting and re-confirmed at the May 2013 annual and special meeting. Under the current Rights Plan, TELUS issued one right (Right) in respect of each Common Share outstanding as at the Effective Date. The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years. Each Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20% or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e. at a 50% discount) respectively.

At the May 2013 annual and special meeting, shareholders approved amendments to the Rights Plan to reflect the elimination of the Non-Voting Share class from TELUS’ authorized share structure. Additionally, minor amendments were approved to reflect TELUS’ use of the Direct Registration System Advice program since February 2013. References to share certificates now also include a reference to securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically with our transfer agent, but for which no certificate has been issued (book entry form).

RATINGS

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Additional information relating to credit ratings is contained in MD&A Section 7.5- Liquidity and capital resource measures to Section 7.7 — Sale of trade receivables, which are hereby incorporated by reference.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in its ratings outlook could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our adherence to our stated financial policies and the resulting investment grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide TELUS with reasonable access to capital markets.

In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives. As at December 31, 2013, TCI continues to be a party to an agreement expiring in August 2014 with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. On March 1, 2014 TCI entered into a new agreement expiring December 31, 2016 with the same arm’s length securitization trust. Material terms and conditions in the new facility are substantially unchanged other than the requirement to maintain at least a BBB (low) credit rating. This requirement has been reduced to BB.

The rating agencies regularly evaluate TELUS and/or TCI, and their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the telecommunications industry generally, and the wider state of the economy.

The Company’s credit ratings are outlined in the chart below. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services	FitchRatings
TELUS Corporation
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—
TELUS Communications Inc.
Debentures	A (low)	BBB+	—	BBB+

The following descriptions of the rating categories prepared by the respective rating agencies (obtained from their public websites) are provided solely to satisfy requirements of Canadian law and do not constitute an endorsement by TELUS of the categories or of the application of the respective rating agencies.

Institution	Rating
DBRS

The DBRS® long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than AAA and D, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)”designation indicates the rating is in the middle of the category. An “A” rating denotes good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. May be vulnerable to future events, but qualifying negative factors are considered manageable. Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

The DBRS® short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”. The R-1 (low) rating category denotes good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

S&P

A Standard & Poor’s issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs).

An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody’s

Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Institution	Rating

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Fitch

‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-Term rating.

As is common practice, during the last two years, each of the above-noted credit rating agencies charged TELUS for their rating services which include annual surveillance fees covering our outstanding long-term and short-term debt securities, in addition to one-time rating fees for certain agencies when debt is initially issued. We reasonably expect that such payments will continue to be made for rating services in the future.

MARKET FOR SECURITIES

Trading Price and Volume

TELUS’ Common Shares are listed on the TSX under the symbol “T” and the Non-Voting Shares were listed under the symbol “T.A” (until the TSX delisting on February 11, 2013). TELUS Non-Voting Shares were listed on the NYSE under the symbol “TU” (until the NYSE delisting on February 4, 2013 in connection with the Share Exchange). As of February 4, 2013, TELUS Common Shares are listed on the NYSE under the symbol “TU”. Monthly share prices and volumes for 2013 are listed below:

TSX — Common and Non-Voting Shares*

	Common Shares			Non-Voting Shares
Month	High($)	Low($)	Volume	High($)	Low($)	Volume
January	33.70	32.03	22,584,040	33.67	31.84	8,996,124
February	35.58	32.75	31,549,422	33.95	32.75	4,693,112
March	36.01	34.10	29,756,480	—	—	—
April	36.82	34.33	25,256,501	—	—	—
May	37.94	35.72	25,939,764	—	—	—
June	36.43	29.52	61,572,035	—	—	—
July	32.45	30.64	42,031,015	—	—	—
August	33.46	30.38	39,337,587	—	—	—
September	35.90	32.68	40,755,470	—	—	—
October	37.00	33.57	24,407,526	—	—	—
November	37.79	35.91	24,225,296	—	—	—
December	37.65	35.71	19,133,336	—	—	—

NYSE — Common Shares*

Month	High ($U.S.)	Low ($U.S.)	Volume
January	33.74	32.12	4,018,000
February	34.68	32.67	6,194,000
March	35.01	33.19	5,206,800
April	36.06	33.65	4,741,300
May	37.48	35.24	1,799,700
June	35.39	28.15	7,088,800
July	31.55	29.32	4,855,100
August	31.98	29.37	3,668,100
September	34.85	31.65	5,274,800
October	36.05	32.55	6,621,100
November	35.95	34.37	3,610,600
December	35.41	33.56	3,646,900

*Adjusted for the two-for-one share split effective April 16, 2013

Prior Sales

On March 26th, 2013, under a short form base shelf prospectus filed on October 3, 2011 with securities regulatory authorities in Canada and the United States, TELUS completed two debt offerings: 1) a $1,100,000,000 debt offering consisting of 3.35%

Notes, Series CK, due on April 1, 2024, and 2) a $600,000,000 debt offering consisting of 4.40% Notes, Series CL, due on April 1, 2043.

On November 21st, 2013, under a short form base shelf prospectus filed on November 15, 2013 with securities regulatory authorities in Canada and the United States, TELUS completed two additional debt offerings: 3) $400,000,000 debt offering consisting of 3.60% Notes, Series CM, due on January 26, 2021, and 4) a $400,000,000 debt offering of 5.15% Notes, Series CN, due on November 26, 2043.

Certain terms of the offerings above are detailed in the following table:

Security	Notes due 2024	Notes due 2043	Notes due 2021	Notes due 2043
Size of Offering	$1,100,000,000	$600,000,000	$400,000,000	$400,000,000
Maturity Date	April 1, 2024	April 1, 2043	January 26, 2021	November 26, 2043
Net Proceeds of Issue	$1,088,835,000	$595,608,000	$397,380,000	$396,000,000
Public Offering Price	$994.35	$997.68	$997.15	$995
Application of Proceeds

The net proceeds used to repay the Company’s outstanding Series CB Notes at maturity, to fund the redemption of all of the Company’s outstanding Series CF Notes, to repay outstanding commercial paper and the remainder used for general working capital purposes.

The net proceeds used to repay the Company’s outstanding Series CB Notes at maturity, to fund the redemption of all of the Company’s outstanding Series CF Notes, to repay outstanding commercial paper and the remainder used for general working capital purposes.

The net proceeds used to fund the acquisition of 100% of Public Mobile Inc. (a Canadian mobile carrier), to repay outstanding commercial paper and the balance used for other general corporate purposes.

The net proceeds used to fund the acquisition of 100% of Public Mobile Inc. (a Canadian mobile carrier), to repay outstanding commercial paper and the balance used for other general corporate purposes.

Please refer to TELUS Corporation 2013 year-end audited consolidated financial statements - Note 21(b) TELUS Corporation Notes for details on our past debt offerings.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2013, the Company had no commercial paper outstanding.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS, the date each such person became a director of TELUS and committee membership are as set out below. Currently, there are 13 directors on the TELUS Board. Each was elected at TELUS’ annual and special meeting on May 9, 2013, except for Ray Chan who was appointed by the Board of Directors on July 31, 2013. Each director’s term of office will expire immediately before the election of directors at the upcoming annual meeting on May 8, 2014.

Directors of TELUS (Name and municipality of residence)	Director since	Principal occupation

R.H. (Dick) Auchinleck (3),(4) Victoria, B.C.	2003	Corporate Director

A. Charles Baillie (3 – Chair), (5) Toronto, Ontario	2003	Chair, Alberta Investment Management Corporation (pension investment corporation)

Micheline Bouchard (3), (5) Montréal, Québec	2004	Corporate Director

R. John Butler, Q.C. (3), (5) Edmonton, Alberta	1999(1)	Counsel, Bryan & Company (law firm)

Brian A. Canfield Point Roberts, Washington	1999(1)	Chair, TELUS Corporation

Raymond T. Chan (2), (3) Calgary, Alberta	2013	Executive Chairman, Baytex Energy Corp. (formerly Baytex Energy Trust) (oil and natural gas corporation)

Stockwell Day (3), (5) Vancouver, B.C.	2011	Advisor and Consultant

Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation

Ruston E.T.(Rusty) Goepel (2), (4 – Chair) Vancouver, B.C.	2004	Senior Vice President, Raymond James Financial Ltd. (investment firm)

Directors of TELUS (Name and municipality of residence)	Director since	Principal occupation

John S. Lacey (2), (4) Thornhill, Ontario	2000	Chairman, Advisory Board, Brookfield Private Equity Fund (investment fund)

William (Bill) MacKinnon (2 – Chair), (4) Toronto, Ontario	2009	Corporate Director

John Manley (2), (4) Ottawa, Ontario	2012	President & Chief Executive Officer, Canadian Council of Chief Executives

Donald (Don) Woodley (3), (5 – Chair) Mono Township, Ontario	1999(1)	Corporate Director

(1)

Brian was a director of one of the Company’s predecessors from 1989 to 1999, John was a director of one of the Company’s predecessors from 1995 to 1999, and Don was a director of one of the Company’s predecessors from 1998 to 1999

(2)	Member of Audit Committee
(3)	Member of Human Resources and Compensation Committee
(4)	Member of Corporate Governance Committee
(5)	Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Stockwell Day was a member of the Federal Parliament and was appointed Minister of International Trade and Minister for the Asia-Pacific Gateway, Senior Minister Responsible for British Columbia and Chair of the Cabinet Committee on Afghanistan from 2008 to 2010 and from 2010 to May 2011, Stockwell Day was appointed President of the Treasury Board; and John Manley was Counsel at McCarthy Tetrault LLP from May 2004 until October 2009.

Executive officers

The name, municipality of residence and principal occupations of each of the executive officers of TELUS, as of March 14, 2014, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS

Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer

John Gossling Vancouver, B.C.	Executive Vice President and Chief Financial Officer

Josh Blair Vancouver, B.C.	Executive Vice President, Human Resources & Chief Corporate Officer

François Côté Montréal, Québec	Executive Vice President and Vice Chair, TELUS Québec, TELUS Health and TELUS Ventures

Joe M. Natale Mississauga, Ontario	Executive Vice President and Chief Commercial Officer

Eros Spadotto Oakville, Ontario	Executive Vice President, Technology Strategy and Operations

Monique Mercier Vancouver, B.C.	Executive Vice President, Chief Legal Officer and Corporate Secretary

Bill Sayles Vancouver, B.C.	Executive Vice President, Business Transformation

Robert S. Gardner Vancouver, B.C.	Senior Vice President and Treasurer

All of the executive officers of TELUS have held their present positions or other executive positions with the Company during the past five years or more, except as follows: John Gossling was Chief Financial Officer of CTVglobemedia from April 2008 to April 2011.

TELUS shares held by directors and executive officers

As at March 12, 2014, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,175,526 Common Shares, which represented approximately 0.35% of the outstanding Common Shares.

Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed below, for the 10 years ended March 12, 2014, we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                  John Lacey was appointed to the board of directors of Stelco Inc. (Stelco) as a nominee of Tricap Management Limited (Tricap) in March 2006. Stelco had filed for bankruptcy protection under the Companies’ Creditors Arrangement Act (CCAA) in January 2004. Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.

•                  Charles Baillie was formerly a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. He ceased to be director when the company emerged from bankruptcy on February 1, 2008.

•                  John Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009.

Other than as disclosed below, for the 10 years ended March 12, 2014, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade or similar order while that person was acting in that capacity, or was subject to such an order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or any order which denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days.

•                  John Manley was a director of the Nortel Companies when the Ontario Securities Commission (the OSC) prohibited all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004. The order was issued due to the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their financial statements in compliance with Ontario securities laws. The Autorité des marchés financiers (AMF) and the Alberta Securities Commission (ASC) issued similar orders. The order was revoked by the OSC on June 21, 2005 and the AMF and ASC orders were revoked shortly thereafter. Mr. Manley was not subject to the AMF or ASC orders. On March 10, 2006, the Nortel Companies announced the need to restate certain of their previously reported financial results and a resulting delay in the filing of certain 2005 financial statements by the required dates under Ontario securities laws. The OSC issued a further management cease trade order on April 10, 2006 prohibiting all directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until the filings were complete. The British Columbia Securities Commission (BCSC) and the AMF issued similar orders. The OSC lifted its cease trade order June 8, 2006 and the BCSC and AMF orders were revoked shortly thereafter. Mr Manley was not subject to the BCSC or AMF orders.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The description of legal proceedings found in MD&A Section 10.9 Litigation and legal matters and note 23(c) to the Company’s consolidated financial statements for the year ended December 31, 2013 are hereby incorporated by reference. In addition, there have not been any (a) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year, (b) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

INTERESTS OF EXPERT

Deloitte LLP, Chartered Accountants, are the auditors of the Company and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of our external and internal auditors, the management of our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this Annual Information Form.

The current members of the Audit Committee are Bill MacKinnon (Chair), Ray Chan, Rusty Goepel, John Lacey and John Manley. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that Bill MacKinnon is an audit committee financial expert and has accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to his role on the committee.

Bill MacKinnon chairs the Audit Committee. He is the former Chief Executive Officer of KPMG Canada, serving from April 1999 to December 31, 2008. He first joined KPMG Canada in 1971, serving the company in numerous roles of increasing leadership for 37 years, including his membership on the Board of Directors of each of KPMG Canada, KPMG International and KPMG Americas. Mr. MacKinnon obtained a Bachelor of

Commerce with Honours from the University of Manitoba in 1967. He is a Chartered Professional Accountant and holds his FCPA designation from the Institute of Chartered Professional Accountants of Ontario.

Ray Chan is the Executive Chairman of Baytex Energy Corp. (formerly Baytex Energy Trust), and has held this position since 2009. Mr. Chan obtained a Bachelor of Commerce degree (with a major in accounting) from the University of Saskatchewan in 1977 and he became a Chartered Accountant in 1980. Mr. Chan has served as CEO and CFO of public companies for over 25 years and has served on public company boards, in most instances chairing the audit committee, for over 15 years.

Rusty Goepel is Senior Vice-President of Raymond James Financial Ltd. and served as Chair of the Vancouver 2010 Olympic Organizing Committee. He holds a Bachelor of Commerce from the University of British Columbia and has 45 years of experience in the investment industry.

John Lacey is Chairman of the Advisory Board of Brookfield Private Equity Fund. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. Mr. Lacey is a seasoned executive with a record of bringing about operational improvements and profitable change in the organizations that he has led. Mr. Lacey has completed the Program for Management Development at Harvard Business School.

John Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives, a position he has held since 2010. From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, Mr. Manley had a 16-year career in politics, serving as Deputy Prime Minister of Canada, and Minister in the portfolios of Industry, Foreign Affairs and Finance. Mr. Manley obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds honorary doctorates from the University of Ottawa, Carleton University, the University of Toronto and Western University.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS’ Board of Directors. To enable this, we have implemented a process by which all requests for services involving the external auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billings by Deloitte LLP, as external auditors of TELUS, during the period from January 1, 2013 to December 31, 2013:

Type of work	Deloitte LLP	%
Audit fees(1)	$3,328,775	93.9
Audit-related fees(2)	$158,165	4.5
Tax fees(3)	$30,000	0.8
All other fees(4)	$28,300	0.8
Total	$3,545,240	100.0

(1)	Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.
(2)	Audit-related fees include fees for services rendered by the external auditors in relation to performing the audit of, or reviewing financial statements, that were not part of audit fees.
(3)	Tax fees relate to tax compliance, tax advice and tax planning.
(4)	All other fees include fees for services rendered by the external auditors which are not in relation to the audit or review of our financial statements, such as spectrum specified procedures.

The following table is a summary of billings by Deloitte LLP, as external auditors of TELUS, during the period from January 1, 2012 to December 31, 2012:

Type of work	Deloitte LLP	%
Audit fees(1)	$3,330,300	95.8
Audit-related fees(2)	$140,000	4.0
Tax fees(3)	$7,810	0.2
All other fees	—	—
Total	$3,478,110	100.0

(1)	Audit fees include fees for services rendered by the external auditors in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.
(2)	Audit-related fees include fees for services rendered by the external auditors in relation to performing the audit of, or reviewing financial statements, that were not part of audit fees.
(3)	Tax fees relate to tax compliance, tax advice and tax planning.

MATERIAL CONTRACTS

As at December 31, 2013, TCI continues to be a party to a three-year agreement (expiry August 1, 2014) with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded throughout its term. On March 1, 2014, TCI entered into a new agreement expiring December 31, 2016, with the same arm’s length securitization trust. Material terms and conditions in the new facility are substantially unchanged other than the requirement to maintain at least a BBB (low) credit rating. This requirement has been reduced to BB.

On November 3, 2011 TELUS entered into a replacement five-year $2 billion unsecured credit facility (2011 Credit Facility) with a syndicate of 15 financial institutions. The 2011 Credit Facility replaces TELUS’ previous $2 billion facility which would have matured in May 2012. The 2011 Credit Facility may be used for general corporate purposes including the backstop of commercial paper. The material terms of the 2011 Credit Facility are substantively the same as TELUS’ previous credit facility other than pricing and an extension of the term to November 2016.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company’s registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at sedar.com and EDGAR at sec.gov. Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, will be contained in TELUS’ information circular for the annual meeting to be held on May 8, 2014. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2013. All of the above information can also be found at telus.com.

APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (Committee) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.                                      MEMBERSHIP

1.1                               The Committee will have a minimum of three members, including the chair of the Committee. The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote. The members will sit on the Committee at the pleasure of the Board.

1.2                               The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote. The chair of the Committee will hold such position at the pleasure of the Board.

1.3                               All members of the Committee will be Independent Directors.

1.4                               All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.

1.5                               At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.                                      MEETINGS

2.1                               The Committee will meet at least once each quarter and otherwise as necessary. Any member of the Committee may call meetings of the Committee.

2.2                               All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3                               Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, and an in-camera session without management or management directors present at each meeting. The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4                               The Corporate Secretary or his or her nominee will act as Secretary to the Committee.

2.5                               The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

2.6                               The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3.                                      QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee. A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.                                      DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1                               Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

a)                                     the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

b)                                     the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

c)                                      earnings press releases and earnings guidance, if any; and

d)                                     all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the Annual Information Form.

4.2                               External Auditors

The external auditors will report directly to the Committee and the Committee will:

a)                                     appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

b)                                     oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors. The Committee will discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

c)                                      meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

d)                                     pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws;

e)                                      annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

f)                                       at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Company;

g)                                      annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

h)                                     require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

i)                                         review post-audit or management letters, containing recommendations of the external auditors and management’s response;

j)                                        review reports of the external auditors; and

k)                                     pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

Notwithstanding section 4.2(d) above, the Committee may delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval.

4.3                               Internal Auditors

The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

a)                                     review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;

b)                                     review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;

c)                                      oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

d)                                     review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors; and

e)                                      review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4                               Whistleblower, Ethics and Internal Controls Complaint Procedures

The Committee will ensure that the Company has in place adequate procedures for:

a)                                     the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

b)                                     the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO or CFO will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics and Internal Controls will speak directly with the Chair of the Committee.

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5                               Accounting and Financial Management

The Committee will review:

a)                                     with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

b)                                     emerging accounting issues and their potential impact on the Company’s financial reporting;

c)                                      significant judgments, assumptions and estimates made by management in preparing financial statements;

d)                                     the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

e)                                      the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;

f)                                       audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

g)                                      management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

h)                                     internal interim and post implementation reviews of major capital projects.

4.6                               Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

a)                                     the Company’s financial policies and compliance with such policies;

b)                                     the credit worthiness of the Company;

c)                                      the liquidity of the Company; and

d)                                     important treasury matters including financing plans.

4.7                               Legal/Regulatory Matters and Ethics

The Committee will review:

a)                                     with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

b)                                     annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;

c)                                      annually and recommend to the Board for approval, together with the Human Resources and Compensation Committee, the ethics policy and material changes thereto;

d)                                     quarterly reports on ethics breaches pertaining to internal controls over financial reporting, including fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting;

e)                                      quarterly reports from the Chief Legal Officer on compliance with laws and regulations; and

f)                                       quarterly reports from the Chief Compliance Officer on legal and regulatory compliance activities.

4.8                               Risk Management

The Committee will:

a)                                     consider reports on the annual enterprise business risk assessment and updates thereto;

b)                                     except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

c)                                      consider reports on financial risk management including derivative exposure and policies

d)                                     consider reports on tax risk management and governance; and

e)                                      review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9                               Other

The Committee will review:

a)                                     the expenses of the Chair of the Board;

b)                                     the proposed disclosure concerning the Committee to be included in the Company’s Annual Information Form to verify, among other things, that it is in compliance with applicable securities law requirements;

c)                                      significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

d)                                     the disclosure policy of the Company;

e)                                      and evaluate, at least once annually, the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.                                      Authority

The Committee, in fulfilling its mandate, will have the authority to:

a)                                     engage and set compensation for independent counsel and other advisors;

b)                                     communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer and Chief General Counsel;

c)                                      delegate tasks to Committee members or subcommittees of the Committee; and

d)                                     access appropriate funding as determined by the Committee to carry out its duties.